VIREO GROWTH INC.

209 SOUTH 9TH STREET

MINNEAPOLIS, MINNESOTA 55402

VIA EDGAR

July 23, 2025

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Lauren Hamill

Re:	Vireo Growth Inc.
Registration Statement on Form S-3 (File No. 333-288686)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Vireo Growth Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) so that the Registration Statement will be declared effective as of 4:01 p.m. Eastern time, on July 24, 2025, or as soon as practicable thereafter. The Company hereby authorizes Alexander T. Yarbrough or Thomas M. Rose, both of whom are attorneys at the Company’s outside legal counsel, Troutman Pepper Locke LLP, to orally modify or withdraw this request for acceleration.

Once the Registration Statement has been declared effective, please orally confirm that event with Mr. Yarbrough at (704) 998-4077 or Mr. Rose at (757) 687-7715.

Thank you for your assistance in this matter.

Very truly yours,

Vireo Growth Inc.

/s/ Tyson Macdonald
Name:	Tyson Macdonald
Title:	Chief Financial Officer

cc (via email):	John Mazarakis, Chief Executive Officer, Vireo Growth Inc. Thomas M. Rose, Troutman Pepper Locke LLP Alexander T. Yarbrough, Troutman Pepper Locke LLP